

CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 811 100 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Madrid, 30 April 2003



Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

QUARTERLY REPORT

OFFICIAL NAME

CORPORACION MAPFRE, S.A.

Amounts in EUROS

- [ ] **Financial Institutions** .... B
- [ ] **Investment Companies** C
- [ ] **General** .... G
- [X] **Insurance Companies** .... S

Page 1 and 1 bis	X
Page 2	X
Page 3	X
Page 4	X
Additional explanatory material	

DATE:	29 APRIL 2003	**QUARTER:**	FIRST 2003

INSURANCE

PRELIMINARY QUARTERLY RESULTS REPORT FOR THE FOLLOWING PERIOD:

QUARTER	FIRST	YEAR	2003

Official Name:
CORPORACION MAPFRE, S.A.

Legal Address:	**N.I.F.**
P° de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	**SIGNATURE:**
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACION MAPFRE, S.A. Public deed n° 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

A) PRELIMINARY QUARTERLY RESULTS

		NON-CONSOLIDATED		CONSOLIDATED	
		Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year
NET PREMIUMS & SURCHARGES (*)	**0820**	---	---	1,133,648	1,126,591
RESULT BEFORE TAXES	**1040**	751	3	83,930	67,271
RESULT AFTER TAXES	**1044**	1,584	2,683	57,486	50,249
Results attributable to minority interests	**2050**			23,353	21,713
RESULTS ATTRIBUTABLE TO THE CONTROLLING COMPANY	**2060**			34,133	28,536

PAID-UP CAPITAL	**0500**	90,782	90,782		
AVERAGE NUMBER OF EMPLOYEES	**3000**	61	69	12,297	11,523

Figures in € thousand

(*) Net premiums earned

B) BUSINESS DEVELOPMENT

During the first quarter of 2003, the business of Corporacion Mapfre and its subsidiaries developed positively, and growth in net profits exceeded published targets for the present fiscal year:

- In Spain, direct Non-life insurance premiums grew 24.8%
- Third-party funds managed by MAPFRE VIDA and its subsidiaries grew 10.3%
- Net profits reached € 34.1 million, a 19.6% increase over the first quarter of the previous year.

The main American subsidiaries obtained significant increases in their respective premium figures expressed in local currency. However, business volumes in euros continue to reflect the devaluation of several Latin American currencies and the appreciation of the euro against the dollar, which took place in 2002.

B1) CONSOLIDATED FIGURES

Revenues

The total revenues of CORPORACION MAPFRE and its subsidiaries amounted to € 1,951.0 million at the end of March 2003, with the following breakdown by line of business:

TOTAL REVENUES (Million euros)	31.03.03	31.03.02	% Var. 03/02
Companies operating primarily in Spain			
Direct Insurance premiums (Non-life)	695.1	557.0	24.8
Direct Insurance premiums (Life)	496.8	464.6	6.9
Income from investments	196.0	162.6	20.5
Other income from consolidated companies	7.2	3.6	100.0
Asset management (*)	13.0	13.5	-3.7
Real Estate Services (*)	18.4	19.1	-3.7
Total	1,426.5	1,220.4	16.9
Companies operating primarily abroad			
Direct Insurance premiums (Non-life)	294.4	352.1	-16.4
Direct Insurance premiums (Life)	14.9	21.8	-31.7
Accepted reinsurance premiums	117.9	104.0	13.4
Premiums and revenues from assistance	52.5	58.1	-9.6
Income from investments	42.7	55.5	-23.1
Other income from consolidated companies	----	----	----
Travel agency (*)	2.1	1.6	31.3
Total	524.5	593.1	-11.6
TOTAL	1,951.0	1,813.5	7.6

(*) Equity-accounted

Total direct insurance and accepted reinsurance premiums grew 7.5% over the same quarter of the previous year, reaching € 1,650.4 million. Net premiums earned grew 0.6% over the same quarter of the previous year, reaching € 1,133.6 million.

Total direct insurance and accepted reinsurance premiums in the Life business grew 5.2%, reaching € 511.7 million. Total direct insurance and accepted reinsurance premiums in the Non-life business grew 8.4%, reaching € 1,138.7 million.

Results

The consolidated profit after taxes and minority interests amounted to € 34.1 million, a 19.6% increase over the same quarter of the previous year. The breakdown by line of business is shown in the following table:

CONSOLIDATED RESULTS
(Million euros)

	31.03.03	31.03.02	% Var. 03/02
FULLY CONSOLIDATED			
Companies operating primarily in Spain			
Direct Insurance	61.5	49.6	23.4
Other	----	----	----
Subtotal	61.5	49.6	23.4
Companies operating primarily abroad			
Direct insurance	13.8	12.7	8.7
Accepted reinsurance	10.4	6.1	70.5
Assistance	1.8	1.3	38.5
Other	-0.4	----	----
Subtotal	25.6	20.1	27.4
EQUITY-ACCOUNTED			
Asset management	5.2	6.0	-13.3
Real Estate Services	1.9	2.3	-17.4
Other	----	----	----
Total	**94.2**	**78.0**	**20.8**
Amortisation of goodwill and portfolio acquisition costs	-7.1	-6.2	14.5
Holding company result	0.8	----	----
Consolidation adjustments	-4.0	-4.5	-11.1
Result before tax	**83.9**	**67.3**	**24.7**
Tax	-26.4	-17.1	54.4
Result after tax	**57.5**	**50.2**	**14.5**
Result attributable to minority interests	-23.4	-21.7	7.8
Result attributable to the controlling company	**34.1**	**28.5**	**19.6**

B2) SUBSIDIARIES' FIGURES

> **Companies operating primarily in Spain and Portugal**

Direct insurance and accepted reinsurance premiums for the subsidiaries of MAPFRE CAJA MADRID HOLDING grew 17.5%, reaching a volume of € 1,191.9 million. The gross result (before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests) amounted to € 65.4 million, a 20.4% increase. The net result reached € 38.6 million, a 19.5% increase.

The following tables provide a breakdown of direct insurance and accepted reinsurance premiums, and of consolidated results for the subsidiaries of MAPFRE CAJA MADRID HOLDING:

Direct insurance and accepted reinsurance premiums			
	31.03.03	31.03.02	% Var. 03/02
MAPFRE VIDA	495.5	453.9	9.2
MAPFRE SEGUROS GENERALES (*)	244.3	212.5	15.0
COMMERCIAL INSURANCE UNIT	175.1	103.3	69.5
MAPFRE CAJA SALUD	277.0	244.5	13.3
MAPFRE CAJA MADRID HOLDING	1,191.9	1,014.2	17.5

Results						
	Before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests			After amortisation of goodwill and portfolio acquisition costs, taxes and minority interests		
	31.03.03	31.03.02	% Var. 03/02	31.03.03	31.03.02	% Var. 03/02
MAPFRE VIDA	29.0	27.1	7.0	21.1	19.7	7.1
MAPFRE SEGUROS GENERALES (*).	22.7	18.8	20.7	13.0	10.4	25.0
COMMERCIAL INSURANCE UNIT	10.3	5.4	90.7	6.6	3.3	100.0
MAPFRE CAJA SALUD	4.5	3.9	15.4	2.5	2.3	8.7
Other	----	----	----	----	----	----
Hold. co. expenses and cons. adjusts.	-1.1	-0.9	22.2	-4.6	-3.4	35.3
MAPFRE CAJA MADRID HOLDING	65.4	54.3	20.4	38.6	32.3	19.5

Figures in € million

(*) Excluding its subsidiary MAPFRE INDUSTRIAL, which is included in the Commercial Insurance Unit.

- **MAPFRE VIDA**

The development of the business of MAPFRE VIDA in the first quarter was as follows:

	31.03.03	31.03.02	% Var. 03/02
REGULAR PREMIUMS............................	141.9	131.2	8.2
- Agents Channel	121.4	121.2	0.2
- Bank Channel	20.5	10.0	105.0
SINGLE PREMIUMS...............................	341.2	292.8	16.5
- Agents Channel	96.9	51.8	87.1
- Bank Channel	244.3	241.0	1.4
UNIT-LINKED..	5.6	25.9	-78.4
- Agents Channel	3.2	5.2	-38.5
- Bank Channel	2.4	20.7	-88.4
LIFE PREMIUMS...................................	488.7	449.9	8.6
EXTERNALISATION................................	----	0.4	----
- Agents Channel	----	0.4	----
- Bank Channel	----	----	----
Sub-total...	488.7	450.3	8.5
ACCIDENTS..	6.8	3.6	88.9
- Agents Channel	4.9	2.8	75.0
- Bank Channel	1.9	0.8	137.5
TOTAL PREMIUMS................................	**495.5**	**453.9**	**9.2**
TECHNICAL RESERVES.........................	9,446.0	8,124.2	16.3
INVESTMENT FUNDS............................	1,967.8	2,256.2	-12.8
PENSION FUNDS..................................	683.7	582.6	17.4
THIRD-PARTY FUNDS...........................	**12,097.5**	**10,963.0**	**10.3**
EQUITY..	385.4	369.9	4.2
TOTAL FUNDS UNDER MANAGEMENT.....	**12,482.9**	**11,332.9**	**10.1**

Figures in € million

- **GENERAL INSURANCE**

The main figures for the companies presently included in the General Insurance Unit were as follows:

Company	Premiums Written	% Var. 03/02	Results (*)	
			31.03.03	31.03.02
MAPFRE SEGUROS GENERALES (non-cons.)	143.0	15.5	10.5	8.0
MAPFRE GUANARTEME.............................	50.1	20.7	5.3	4.8
MAPFRE FINISTERRE................................	51.3	8.7	3.4	4.3

Figures in € million

(*) Before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests.

Direct insurance and accepted reinsurance premiums sold through the Bank Channel amounted to € 17.5 million, a 18.3% increase over the first quarter of the previous year.

- **COMMERCIAL INSURANCE UNIT**

The main figures for the companies presently included in the Commercial Insurance Unit were as follows:

Company	Premiums Written	% Var. 03/02	Results (*)	
			31.03.03	31.03.02
MAPFRE INDUSTRIAL........................	140.0	93.6	7.7	3.3
MAPFRE CAUCIÓN Y CREDITO............	35.1	20.2	2.6	2.1

Figures in € million

(*) Before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests.

- **MAPFRE CAJA SALUD**

For the third consecutive year, MAPFRE CAJA SALUD ranked first among Spanish Health insurers in terms of net additions of new customers in the civil servants sector.

Direct insurance and accepted reinsurance premiums sold through the Bank Channel amounted to € 10.8 million, a 25.3% increase over the first quarter of the previous year.

> **Companies operating primarily abroad**

The following tables provide a breakdown of direct insurance and accepted reinsurance premiums, and of consolidated results for the subsidiaries operating primarily abroad:

Direct insurance and accepted reinsurance premiums and revenues from the sale of services			
	31.03.03	31.03.02	% Var. 03/02
MAPFRE AMERICA	300.8	365.7	-17.8
MAPFRE RE	200.0	191.3	4.5
MAPFRE ASISTENCIA	52.5	58.1	-9.6
- Premiums	31.3	37.2	-15.9
- Other revenues from the sale of services	21.2	20.9	1.4

Results						
	Before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests			After amortisation of goodwill and portfolio acquisition costs, taxes and minority interests		
	31.03.03	31.03.02	Var. % 03/02	31.03.03	31.03.02	Var. % 03/02
MAPFRE AMERICA	13.6	12.5	8.8	10.0	7.1	40.8
MAPFRE RE	10.4	6.1	70.5	7.2	4.2	71.4
MAPFRE ASISTENCIA	1.8	1.3	38.5	1.1	0.9	22.2

Figures in € million

- **MAPFRE AMERICA**

The business of MAPFRE AMERICA developed positively during the first quarter, with strong premium growth in local currencies, together with a slight decrease in expense ratios, which led to larger results in most subsidiaries. Moreover, consolidated net profits reflect: lower amortisation charges, a lower tax burden, and a lower weight of minority interests, as a consequence of the buy-backs of minority stakes carried out in 2002. The decrease in the volume of premiums expressed in euros is due to the cumulative devaluation of Latin American currencies and of the US dollar against the euro. The decrease in financial income in 2003 is due to two elements, which were present in the year 2002 figures but were not repeated in the present fiscal year: high interest rates in local currencies in several countries; and maturing US dollar-denominated investments in Argentina and Venezuela.

The breakdown by country was as follows:

Country	Company	Premiums Written	% Var. 03/02 Euros	% Var. 03/02 Local currency	Results(*)	
					31.03.2003	31.03.2002
Argentina	MAPFRE ARGENTINA	32.5	36.0	135.1	1.1	1.2
Brazil	VERA CRUZ SEGURADORA	50.0	-31.2	26.9	0.8	0.5
Colombia	MAPFRE S.G. COLOMBIA	9.6	-18.6	31.4	0.5	0.0
Chile	MAPFRE CHILE	13.7	-6.2	24.8	0.4	0.4
El Salvador	LA CENTRO AMERICANA	8.3	-17.8	2.5	0.5	0.5
Mexico	SEGUROS TEPEYAC	87.9	-13.4	29.3	5.2	4.8
Paraguay	MAPFRE PARAGUAY	1.5	-28.6	31.2	0.0	0.0
Peru	MAPFRE PERU	5.2	-28.8	-10.0	0.3	-1.0
Puerto Rico	MAPFRE USA	50.1	-5.5	17.9	5.8	2.4
Uruguay	MAPFRE URUGUAY	2.0	-41.2	-26.3	0.2	-0.5
Venezuela	LA SEGURIDAD	40.0	-38.7	41.7	3.8	6.0

Figures in € million

(*) Before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests.

The results of SEGUROS TEPEYAC include capital gains for € 3.3 million from the sale of the shareholding in AFORE TEPEYAC, as well as a charge of € 1.8 million from the provision against premiums of doubtful collection. The first quarter 2002 results of MAPFRE USA included a € 2.2 million loss from the AMSTAR run-off. The results of LA SEGURIDAD are negatively affected by the devaluation of nearly 57% of the bolivar against the euro, as well as by the decrease in financial income referred to above.

Investments

During the first quarter of 2003, the following investments were made:

- As communicated previously to the CNMV on 3 December 2002, CORPORACION MAPFRE participated in the capital increase at MAPFRE RE by transferring to it the ownership of a unique property located in Paseo de Recoletos 25, Madrid, which was valued at € 30.0 million by external surveyors, and by paying up € 23.8 million in cash. As a consequence of this capital increase, which amounted to € 60 million in total, the shareholding of CORPORACION MAPFRE in MAPFRE RE reached 84.3% as of 31/03/03, from 83.3% as of 31/12/02;

- As likewise communicated previously to the CNMV on 15 January 2003, MAPFRE ASISTENCIA has acquired 100% of the share capital of the group of companies denominated ROAD AMERICA MOTOR CLUB for an initial amount of US$ 18 million, and a complementary payment based on the results these businesses will generate over the next three years;

- Among smaller transactions, CORPORACION MAPFRE acquired from FIRST METRO a 40% share of the capital of MAPFRE ASIAN, for a consideration of € 3.0 million, raising its shareholding in MAPFRE ASIAN to 93.2% as of 31/03/03, from 53.2% as of 31/12/02.

Personnel

As at 31 March 2003, CORPORACION MAPFRE and its subsidiaries employed 12,503 persons (5,484 in Spain and 7,019 in other countries), an increase of 1,136 persons with respect to the previous year.

C) BASIS OF PRESENTATION AND VALUATION CRITERIA

The same accounting principles, criteria and policies, which were applied in the latest annual accounts, and conform to the requirements of the current regulation applicable to the company, have been followed.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros per Share	Amount (€ '000)
1. Ordinary Shares	**3100**	----	----	----
2. Preferred Shares	**3110**	----	----	----
3. Non-voting Shares	**3120**	----	----	----

Further information on dividend payments (interim, supplementary, etc.):